a2a
energie in comune

FILE NO. 82-4911

[redacted]

08003480

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

June 23, 2008

SUPPL

AEM SPA

SEC Mail Processing Section

JUN 26 2008

Washington, DC
111

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

Cod. 5986127 - 2.2008

a2a
energie in comune

PRESS RELEASE

A2A EXERCISES ITS RIGHT TO TRIGGER THE ENDESA ITALIA TRANSACTION

Milan, June 23, 2008 - Today A2A exercised its right to trigger the transaction regarding Endesa Italia S.p.A. pursuant to the agreement entered into the evening of June 16, 2008 with Acciona S.A., Enel S.p.A., E.ON AG, Endesa S.A., Endesa Europa S.L. and Endesa Italia, which was announced to the market on June 17, 2008.

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu

END